Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Attn : Mr. Patrick Gilmore

Per fax: (+1) 703 813 6981

Re: Artificial Life, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 10, 2009

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Filed November 9, 2009

File No. 000-25075

Dear Mr. Gilmore,

We received your fax dated December 18, 2009 regarding our Company’s Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarter ended September 30, 2009.

Since our US headquarters and all branch offices are closed for holidays from December 19, 2009 until 4 January, 2010, we are writing to request for an extension of the response to January 15, 2010.

Thank you for your understandings.

Comments or questions regarding the above responses should be directed to the undersigned at this telephone number (852) 3102 2800 or email at irene.chan@artificial-life.com.

Very truly yours,

/s/ Irene Chan

Irene Chan

Senior Manager, Finance